Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES:

					Nine Months Ended December 31,
	Fiscal Year Ended December 31,
(In thousands, except per share data)	2015	2014	2013	2012	2011
Income (loss) before taxes	$13,423	$11,138	$23,014	$11,271	$(1,597)
Add: Fixed charges	687	734	659	603	160

Total earnings	$14,110	$11,872	$23,673	$11,874	$(1,437)

Fixed charges:
Interest Expense	$32	$50	$50	$57	$28
Estimate of Interest in Rental Expense(1)	655	684	609	546	132

Total fixed charges	$687	$734	$659	$603	$160

Ratio of earnings to fixed charges	20.5	16.2	35.9	19.7	(9.0)
					* *

(1)	We estimate that the interest component of rent expense approximates one-fourth of our total rent expense.
**	Earnings for the nine months ended December 31, 2011 were insufficient to cover fixed charges by $1,597,000.